UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35614 / May 28, 2025

In the Matter of:

Franklin Lexington Private Markets Fund
Franklin BSP Capital Corporation
Franklin BSP Private Credit Fund
Franklin BSP Lending Fund
Franklin BSP Real Estate Debt BDC
Lexington Partners L.P.
Lexington Advisors LLC
Franklin BSP Capital Adviser L.L.C.
BSP CLO Management L.L.C.
Benefit Street Partners L.L.C.
and certain of their affiliated entities as described in Appendix A to the application

One Madison Avenue
New York, NY 10010

812-15752

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Franklin Lexington Private Markets Fund, et al. filed an application on April 11, 2025, and
amendments to the application on April 24, 2025 and April 29, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 30, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35563). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Franklin Lexington Private Markets Fund, et al. (File No. 812-15752) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.